MATERIAL FACT

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, May 11, 2026 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in accordance with the provisions of Law No. 6,404, of December 15, 1976, as amended, CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022, as amended, hereby informs its shareholders, investors, and the market in general as follows:

1. Net debt and leverage estimates

The Company informs that its net debt and leverage targets in U.S. dollars are, respectively: (a) US$11.0 billion and (b) below 2.5x, expected to be reached over fiscal years 2027 and 2028. The leverage ratio is measured as net debt divided by Adjusted EBITDA recorded over the twelve (12) months prior to the measurement period. These estimates are based on average exchange rates assumptions (USD/BRL) of R$5.17 for 2026, R$5.25 for 2027 and R$5.28 for 2028, on a nominal basis (in accordance with projections of average exchange rates based on the Central Bank of Brazil’s Market Expectations System).

The leverage target is in line with Suzano’s Debt Policy, which is available on the Company’s Investor Relations website (http://ir.suzano.com.br/), under the “The Company” and “Bylaws, Codes, Policies and Regiments” section.

2. Pulp cash production cost estimates – 2Q26 and 2026 annual average

Suzano informs that its estimated pulp cash production cost — excluding the effects of scheduled maintenance downtimes — for the second quarter of 2026 is expected to range between R$830 per tonne and R$840 per tonne (approximately a 3% to 5% increase compared to the first quarter of 2026). Such estimate assumes an average quarterly exchange rate (USD/BRL) of R$5.00 and a Brent price (ICE Brent Crude) of US$87 per barrel.

From a full-year 2026 perspective, the Company estimates that this indicator will be approximately R$800 per tonne, based on an assumed average exchange rate of R$5.07 and a Brent price of US$84 per barrel for the full year of 2026.

3. Update of Reference Form

The Company also clarifies that item 3 of the Reference Form will be duly updated within the deadline set in CVM Resolution 80/22.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency with its shareholders, investors and the market and will keep them adequately informed of any significant change in the estimated long-term operational performance announced.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "shall" and other similar terms aim to identify such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, May 11, 2026.

Marcos Moreno Chagas Assumpção
Vice President - Finance and Investor Relations